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                                                                  Exhibit (a)(7)

September 16, 2002


To All PLC U.S. Employees,

On August 26, 2002, we distributed to you the Offer to Exchange Outstanding Stock Options, which outlined the details and conditions of a voluntary offer to exchange outstanding stock option grants having an exercise price of at least $.75 for future grants.

I would like to remind you that in order to elect an exchange of your outstanding stock option grants, it is a requirement that you send a signed copy of the attached Election Form to James Thomasch by fax at (508) 541-7990 or by hand delivery or regular overnight mail to 10 Forge Park, Franklin, Massachusetts 02038 no later than 5:00 p.m., Eastern Daylight Time, on September 25, 2002. You also may withdraw your election, by submission of a signed Withdrawal Form, which is also attached, by 5:00 p.m., Eastern Daylight Time, on September 25, 2002. If James Thomasch does not receive a signed form from you by 5:00 p.m., Eastern Daylight Time, on September 25, 2002, you will not be able to participate in this tender offer exchange. Please make note of the deadline, as no exceptions may be made to it.

I would also like to inform you that we have revised the original Offer to Exchange Outstanding Stock Options, dated August 26, 2002. The revised document is attached to this letter. The revised Offer to Exchange Outstanding Stock Options includes certain changes to the original document, among which are the following changes to the Summary Financial Information on page 22:

     - line items for current and noncurrent assets and liabilities have replaced line items for total assets, long-term obligations and secured borrowings, long-term in the balance sheet data; and

     - our book value per share as of June 30, 2002 has been inserted at the end of page.

Please be sure to read through the attached document carefully. You should seek independent financial advice if you have any questions relative to interpretation of this offer or whether you should participate.

This special offering demonstrates our appreciation of your efforts and to acknowledge the value that we place on you. Again, thank you for your continued efforts to further the future of PLC.

Best regards,
Mark Tauscher